August 5, 2024

Dominic Bardos
Chief Financial Officer
Shoals Technologies Group, Inc.
1400 Shoals Way
Portland, Tennessee 37148

       Re: Shoals Technologies Group, Inc.
           Form 10-K for the Year Ended December 31, 2023
           Filed February 28, 2024
           File No. 001-39942
Dear Dominic Bardos:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 31, 2023
Financial Statements
Notes to Consolidated Financial Statements
17. Income Taxes, page F-36

1. We note the significant deferred tax asset related to goodwill recorded during 2023 of
       $451 million. Given that the balance of goodwill remains unchanged from 2022 to 2023 on your balance sheet and no acquisitions in the current year are disclosed, please tell us, and revise future filings to disclose, the nature of this deferred tax asset.
18. Payable Pursuant to the Tax Receivable Agreement, page F-39

2. We note your disclosure that you recognized a gain of $110.9 million during 2022 related to the early termination of the Tax Receivable Agreement in exchange for consideration of $58 million. Please tell us why it is appropriate to reflect a gain instead of a capital contribution and reference for us the authoritative literature you relied upon to support your accounting. Include in your response why the TRA holders were willing to accept
 August 5, 2024
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       consideration of $58 million on a liability of $156 million and identify the parties to which the $58 million consideration was paid. We may have further comment upon receipt of your response.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing